January 29, 2008

Via EDGAR

Mr. Rufus Decker

Branch Chief

Division of Corporation Finance

The United States Securities and Exchange Commission

450 Fifth Street

Washington, D.C.  20549-7010

RE:	Superior Essex Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
Forms 10-Q for the Fiscal Quarters ended March 31, 2007, June 30, 2007 and
September 30, 2007
File No. 0-50514

Dear Mr. Decker:

We are in receipt of your letter dated January 23, 2008. We hereby confirm that Superior Essex Inc. will include in future filings disclosure regarding any material developments in, or resulting from, our comprehensive review of transactions that may involve embargoed countries, including the status of the Company’s dealings with OFAC, BIS and any other government agency, as appropriate.

Sincerely,

/s/ David S. Aldridge

David S. Aldridge
Executive Vice President, Chief Financial Officer
and Treasurer